SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of April, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





Ryanair Holdings plc



21 April 2005



Re: Holding in Company



A Letter from Fidelity Investments dated 20 April 2005 to Ryanair Holdings plc, received by Ryanair Holdings plc on 20 April 2005.



Section 67, Companies Act 1990

Notice of Interest in Voting Shares







ENCLOSED ARE AMENDED NOTIFICATIONS OF DISCLOSABLE INTERESTS UNDER THE IRISH COMPANIES ACT1990. PLEASE NOTE THAT WHILE THIS INFORMATION DETAILS THE DISCLOSABLE INTERESTS OF MORE THAN ONE ENTITY, THE ENCLOSED DISCLOSURE CONSTITUTES SEPARATE NOTIFICATIONS OF INTEREST WHICH HAVE BEEN COMBINED SOLELY FOR PURPOSES OF CLARITY AND EFFICIENCY. IT IS NOT INTENDED TO INDICATE THAT ANY OF THESE ENTITIES ACT AS A GROUP OR IN CONCERT WITH RESPECT TO THESE INTERESTS.



THESE DISCLOSURES ARE MADE IN THE INTEREST OF CONFORMITY WITH THE COMPANIES ACT. THE INTEREST DETAILED HEREIN WAS ACQUIRED SOLELY FOR INVESTMENT PURPOSES. FOR DISCLOSURE PURPOSES, HOLDINGS SHOULD BE REPRESENTED AS FMR CORP. AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED (FIL) AND ITS DIRECT AND INDIRECT SUBSIDIARIES BOTH BEING NON-BENEFICIAL HOLDERS.



Kerrie Barnett

Regulatory Reporting Analyst

FIL - Investment Compliance






AMENDMENT #30



NOTIFICATIONS UNDER SECTIONS  SECTION 67 - IRISH COMPANIES ACT





1. COMPANY IN WHICH SHARES ARE HELD:  RYANINAIR HOLDINGS PLC



2. NOTIFIABLE INTEREST: ORDINARY SHARES AND ADRs



   (A)    FMR CORP.

          82 DEVONSHIRE STREET

          BOSTON, MA 02109



PARENT HOLDING COMPANY OF FIDELITY MANAGEMENT & RESEARCH COMPANY (FMRCO), INVESTMENT MANAGER OF US MUTUAL FUNDS AND FIDELITY MANAGEMENT TRUST COMPANY
(FMTC), A US STATE CHARTERES BANK WHICH ACTS AS A TRUSTEE OR INVESTMENT MANAGER OF VARIOUS PENSION AND TRUST ACCOUNTS. (SEE SCHEDULE A FOR LISTING OF REGISTERED SHAREHOLDERS AND THEIR HOLDINGS)



   (B)   FIDELITY INTERNATIONAL LIMITED (FIL)

         P.O. BOX HM 670

         HAMILTON HMCX, BERMUDA



PARENT HOLDING COMPANY FOR VARIOUS DIRECT AND INDIRECT SUBSIDIARIES, INCLUDING FIDELITY INVESTMENT SERVICES LTD. (FISL),INVESTMENT MANAGERS FOR VARIOUS NON-US INVESTMENT COMPANIES AND INSTITUTIONAL CLIENTS. (SEE SCHEDULE A FOR LISTING OF REGISTERED SHAREHOLDERS AND THEIR HOLDINGS)





3. THE NOTIFIABLE INTERESTS ALSO COMPRISE THE NOTIFIABLE INTERST OF:

         MR. EDWARD C. JOHNSON 3d

          82 DEVONSHIRE STREET

          BOSTON, MA 02109



A principal shareholder and Chairman of FMR Corp. and Fidelity International Limited.





4. THESE NOTIFICATIONS OF DISCLOSABLE INTERESTS CONSTITUTE SEPARATE NOTIFICATIONS OF INTEREST IN THE SHARES AND ARE COMBINED SOLELY FOR THE PURPOSES OF CLARITY. NOTHING HEREIN SHOULD BE TAKEN TO INDICATE THAT FMR CORP. AND ITS DIRECT AND INDIRECT SUBSIDIARIES, FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES, OR MR, EDWARD C. JOHNSON 3d ACT AS A GROUP OR IN CONCERT IN RESPECT OF THE DISCLOSED INTERESTS, OR THAT THEY ARE REQUIRED TO SUBMIT THESE NOTIFICATIONS ON A JOINT BASIS.





5. THE DISCLOSABLE INTERESTS ARISE UNDER SECTION 67 OF THE ACT,

NAMELY WHERE A PERSON, NOT BEING THE REGISTERED HOLDER, IS ENTITLED TO EXERCISE A RIGHT CONFERRED BY THE HOLDING OF THE SHARES OR TO CONTROL THE EXERCISE OF SUCH RIGHTS, OR UNDER SECTION 203 OF THE ACT RESPECTIVELY.



Rani Jandu

REGULATORY REPORTING MANAGER, FIL - INVESTMENT COMPLIANCE

DULY AUTHORIZED UNDER POWERS OF

ATTORNEY DATED AUGUST 25, 2004 BY ERIC D. ROTTER

BY AND ON BEHALF OF FMR CORP, AND ITS

DIRECT AND INDIRECT SUBSIDIARIES, AND

FIDELITY INTERNATIONAL LIMITED

AND ITS DIRECT AND INDIRECT SUBSIDIARIES,



Schedule A



Amendment #30



SECURITY: RYANAIR HOLDING PLC




(ORDINARY SHARES)          SHARES HELD               MANAGEMENT COMPANY         NOMINEE/REGISTERED NAME
                           583,400                   FIL                        JP Morgan Bournemouth Total
                           1,542,100                 FIL                        Bank of New York Brussels Total
                           11,400                    FIL                        BNP Paribas Paris (C) Total
                           69,920                    FIL                        Brown Bros Harriman Ltd LUX Total
                           485,100                   FISL                       JP Morgan Bournemouth Total
                           3,014,200                 FPM                        Bank of New York Brussells Total
                           4,917,598                 FISL                       JP Morgan Bournmouth Total
                           1,242,000                 FISL                       State Str BK and TR Co LNDN
                                                                                (Total)
                           83,090                    FPM                        Brown Bros Harriman Ltd LUX
                           1,772,107                 FPM                        JP Morgan Bournmouth Total
                           13,717,915                                           Grand Total Ordinary Shares



The following number of ordinary shares held is based on the assumed conversion of 15,404,557 ADRs (5 ordinary shares for each ADRs)


  (ORDINARY SHARES)        SHARES HELD        MANAGEMENT COMPANY              NOMINEE/REGISTERED NAME
                              14,500                 FIJ                  Japan Trustee SVCS BK Ltd Total
                              62,500                 FIJ                  Master Trust Bank of Japan Total
                            3,847,500                FIL                    JP Morgan, Bournemouth Total
                            48,804,785              FMRCO               Brown Brothers Harriman and Co Total
                            2,476,000               FMRCO                        Citibank NA Total
                            13,975,500              FMRCO                    JP Morgan Chase Bank Total
                            4,526,050               FMRCO                       Mellon Bank NA Total
                              30,000                 FMTC                    JP Morgan Chase Bank Total
                              46,000                 FMTC                       Mellon Bank NA Total
                              57,500                 FMTC                     Northern Trust Co Total
                            2,819,500                FMTC                State Street Bank and TR CO Total
                            77,022,785                                         Grand Total ARD Shares
Total Ordinary Shares       80,740,700
+ ARD's:
  Current ownership           12.03%
     percentage:
   Shares in issue:        754,316,084
  Change in holdings        +7,511,700
 since last filling:           shares





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  21 April, 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director